UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                             PAC-WEST TELECOMM, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   69371Y 10 1
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                                 (CUSIP Number)


                                Deutsche Bank AG
                         c/o DB Alternative Trading Inc.
                    280 Park Avenue, New York, New York 10017
                                 (212) 469-7471
                              Attn: General Counsel

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 17, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|  |.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 11 pages)

                                  SCHEDULE 13D


--------------------------------------                -------------------------
CUSIP No.  69371Y 10 1                                Page 2 of 11 Pages
--------------------------------------                -------------------------

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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Deutsche Bank AG
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |  |
                                                                       (b) |  |
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     3    SEC USE ONLY
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     4    SOURCE OF FUNDS
             WC (See Item 3)
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |  |
          PURSUANT TO ITEMS 2(d) or 2(e)
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Deutsche Bank AG is organized under the laws of the
              Federal Republic of Germany.
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  NUMBER OF        7    SOLE VOTING POWER
   SHARES               0  (SEE ITEM 5)
 BENEFICIALLY
  OWNED BY         8    SHARED VOTING POWER
    EACH                26,666,667  (SEE ITEM 5)
  REPORTING
   PERSON          9    SOLE DISPOSITIVE POWER
    WITH                0  (SEE ITEM 5)

                   10   SHARED DISPOSITIVE POWER
                        26,666,667  (SEE ITEM 5)

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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  26,666,667  (SEE ITEM 5)
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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                 |  |

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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          42.1%  (SEE ITEM 5)

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    14    TYPE OF REPORTING PERSON

          BK
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


-------------------------------------         ---------------------------------
CUSIP No.  69371Y 10 1                        Page 3 of 11 Pages
-------------------------------------         ---------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DB Alternative Trading Inc.
-------------------------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) | |
                                                                       (b) |x|
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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS

                 AF

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                 |  |

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

-------------------------------------------------------------------------------
  NUMBER OF        7    SOLE VOTING POWER
   SHARES               0  (SEE ITEM 5)
 BENEFICIALLY
  OWNED BY         8    SHARED VOTING POWER
    EACH                26,666,667  (SEE ITEM 5)
  REPORTING
   PERSON          9    SOLE DISPOSITIVE POWER
    WITH                0  (SEE ITEM 5)

                   10   SHARED DISPOSITIVE POWER
                        26,666,667  (SEE ITEM 5)

-------------------------------------------------------------------------------

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  26,666,667  (SEE ITEM 5)
-------------------------------------------------------------------------------

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                 |  |

-------------------------------------------------------------------------------

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          42.1%  (SEE ITEM 5)

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   14     TYPE OF REPORTING PERSON
            IA
-------------------------------------------------------------------------------

Item 1.     Security and Issuer.

     This Amendment No. 1 (this "Amendment") amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on December 29, 2003. The class of equity securities to which this Amendment related is warrants to purchase a certain number of shares of common stock, par value $.001 per share (the "Common Stock"), of Pac-West Telecomm, Inc., a California corporation (the "Company"). The principal executive offices of the Company are located at 1776 West March Lane, Suite 250, Stockton, California 95207. The following amendments to Items 2, 4, 5, 6 and 7 are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.     Identity and Background.

The response set forth in item 2 of the Schedule 13D is hereby amended in its entirety as follows:

     This Statement is being filed by DB Alternative Trading Inc. ("DB Alternative") and Deutsche Bank AG ("Deutsche Bank", together with DB Alternative, the "Reporting Persons" and each, a "Reporting Person"). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     DB Alternative is a Delaware corporation, and is a wholly-owned subsidiary of Deutsche Bank. Deutsche Bank is organized under the laws of the Federal Republic of Germany. The securities associated with this Statement were acquired through the London Branch of Deutsche Bank, which is licensed by the United Kingdom banking authority.

     The address of the principal office of DB Alternative is 280 Park Avenue, New York, New York 10017. The address of the principal place of business of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

     The principal business activity of DB Alternative is to act as a proprietary trading group that invests in publicly listed companies undergoing financial or operational restructuring. Subsequent to filing the Schedule 13D on December 29, 2003, Deutsche Bank replaced DB Advisors, L.L.C., a wholly-owned subsidiary of Deutsche Bank ("DB Advisors"), with DB Alternative as its investment advisor. The principal business of Deutsche Bank is the provision of financial and related services. Deutsche Bank is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies.

     In addition, in accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this Statement reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank and its subsidiaries and affiliates. This filing does not reflect securities, if any, beneficially owned by any other business group of Deutsche Bank. Consistent with Rule 13d-4 under the Exchange Act, this filing shall not be construed as an admission that

CIB is, for purposes of Section 13(d) under the Exchange Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

     Set forth on Schedules A-1 and A-2 to this Statement, and incorporated herein by reference, are lists of the executive officers and directors of the Reporting Persons that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment; and (iv) citizenship.

     During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on Schedules A-1 and A-2 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.     Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following paragraph after the second paragraph:

     Deutsche Bank intends to dispose of the securities covered by this statement in order to divest its interest in the Company for investment purposes.

     On December 17, 2004, Deutsche Bank AG-London, acting through DB Alternative Trading Inc., and Deutsche Bank Trust Company Americas ("DB Trust") entered into a Payoff Letter and Release with the Company (the "Letter Agreement") pursuant to which Deutsche Bank has agreed to cancel the Note, cancel the Warrants and release the Company from all obligations under the Guaranty and Security Agreement (as described below) upon the receipt of $40,750,000 from the Company (the "Payoff Amount").

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

(a) - (b)       On December 19, 2003, Deutsche Bank, acting through its London
Branch and DB Advisors, acquired the Warrants. Based on the 36,514,802 shares of Common Stock outstanding as of October 22, 2003, and assuming that the Warrants are fully exercised, after such exercise Deutsche Bank would beneficially own approximately 42.1% of the outstanding Common Stock. DB Alternative acts as the discretionary investment manager for Deutsche Bank with respect to the Warrants and, as such, shares the power to exercise and dispose of such Warrants and the shares of Common Stock issuable upon the exercise of the Warrants, and, upon exercise of the Warrants, would share the power to vote or direct the vote of the shares of Common Stock issuable upon such exercise.

     (c) Except for the transactions described herein, there were no transactions effected in the past sixty days in this class of securities by either Deutsche Bank or DB Alternative.

     (d) Not applicable.

     (e) The Reporting Persons will cease to be the beneficial owners of any of the securities covered by this statement upon the receipt by Deutsche Bank of the Payoff Amount from the Company.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding the following to the end of the Item:

Payoff Letter and Release

     On December 17, 2004, Deutsche Bank, acting through its London Branch and DB Alternative, and DB Trust entered into the Letter Agreement with the Company. Subject to the terms and conditions of the Letter Amendment, Deutsche Bank has agreed to cancel the Note, cancel the Warrants and release the Company from all obligations under the Guaranty and Security Agreement upon the receipt of the Payoff Amount.

     The proceeds of the transactions contemplated by the Asset Purchase Agreement, dated December 17, 2004, by and between U.S. TelePacific Corp. and the Company relating to the sale of the Company's small and medium-sized enterprises business (the "SME Asset Purchaser Agreement") will be used to provided the Payoff Amount and the payment of the Payoff Amount to Deutsche Bank under the Letter Agreement is expressly conditioned on the closing of the transactions contemplated by the SME Asset Purchase Agreement.

     Upon Deutsche Bank's receipt of the Payoff Amount, (i) such Payoff Amount will be deemed payment in full of all interest and principal owed under each of the Purchase Agreement, the Note, the Guaranty and Security Agreement, the Warrant and the Registration Rights Agreement (collectively, the "Transaction Documents"), (ii) all outstanding Warrants to purchase Common Stock of the Company issued pursuant to any of the Transaction Documents will be immediately terminated, (iii) all the Transaction Documents will be immediately terminated (other than with respect to certain indemnification and confidentiality obligations) and (iv) all liens, security interests and encumbrances granted by the Company to Deutsche Bank or DB Trust pursuant to the Transaction Documents will be immediately released.

     The Letter Agreement is to terminate upon the termination of the SME Asset Purchase Agreement. Deutsche Bank may terminate the Letter Agreement if the transactions contemplated by the SME Asset Purchase Agreement are not consummated on or prior to April 15, 2005, subject to certain extensions until no later than June 30, 2005 in the event of delays obtaining regulatory approvals.

     This description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, a copy of which has been filed as Exhibit 5 to this statement and is incorporated herein by reference.

Item 7.       Material to be filed as Exhibits.

Exhibit 1:   Joint Filing Agreement

Exhibit 2: Note and Warrant Purchase Agreement, dated October 17, 2003, among Pac-West Telecomm, Inc. and Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor*

Exhibit 3: Registration Rights Agreement, dated December 19, 2003, by and among Pac-West Telecomm, Inc. and Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor**

Exhibit 4: Pac-West Telecomm, Inc. Warrant to Purchase Shares of Common Stock issued to Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor**


Exhibit 5: Payoff Letter and Release, dated December 17, 2004, from Deutsche Bank AG-London, acting through DB Alternative Trading Inc., and Deutsche Bank Trust Company Americas to Pac-West Telecomm, Inc.








----------------------
* Previously filed as an exhibit to Form 8-K filed by the Company on October 21, 2003 and incorporated by reference in this Statement.

** Previously filed as an exhibit to Form 8-K filed by the Company on December 22, 2003 and incorporated by reference in this Statement.

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and corret.



Dated:   December 21, 2004

                                            Deutsche Bank AG


                                            By: /s/ Jeffrey A. Ruiz
                                               ---------------------------------
                                               Name:   Jeffrey A. Ruiz
                                               Title:  Vice President



                                            DB ALTERNATIVE TRADING INC.


                                            By: /s/ Jeffrey A. Ruiz
                                               ---------------------------------
                                               Name:   Jeffrey A. Ruiz
                                               Title:  Vice President

                                  SCHEDULE A-1

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                           DB ALTERNATIVE TRADING INC.

The following sets forth the name, business address, title and citizenship of the directors and principal executive officer of DB Alternative Trading Inc. The business address of DB Alternative Trading Inc. is 280 Park Avenue, New York, New York 10017.

NAME                BUSINESS ADDRESS       TITLE               CITIZENSHIP

Scott Bowen         60 Wall Street         Director            United States
                    New York, New York
Adrienne Browning   60 Wall Street         Director            United States
                    New York, New York
Joseph J. Rice      60 Wall Street         Director            United States
                    New York, New York
Jonathan Hitchon    280 Park Avenue        Chief Operating     United Kingdom
                    New York, New York     Officer and
                                           President

                                  SCHEDULE A-2

                              MANAGING DIRECTORS OF
                                DEUTSCHE BANK AG

The following sets forth the name, business address, title and citizenship of the managing directors of Deutsche Bank AG. The business address of Deutsche Bank AG is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

NAME                        BUSINESS ADDRESS           TITLE                                       CITIZENSHIP
Dr. Josef Ackermann         Deutsche Bank AG           Chairman of the Group Executive Member of      Swiss
                            Taunusanlage 12            the Board of Managing Directors, Deutsche
                            60325 Frankfurt            Bank AG
                            The Federal Republic of
                            Germany

Dr. Tessen von Heydebreck   Deutsche Bank AG           Member of the Board of Managing                German
                            Taunusanlage 12            Directors, Deutsche Bank AG
                            60325 Frankfurt
                            The Federal Republic of
                            Germany

Dr. Hermann-Josef Lamberti  Deutsche Bank AG           Member of the Board of Managing                German
                            Taunusanlage 12            Directors, Deutsche Bank AG
                            60325 Frankfurt
                            The Federal Republic of
                            Germany

Dr. Clemens Borsig          Deutsche Bank AG           Member of the Board of Managing                German
                            Taunusanlage 12            Directors, Deutsche Bank AG
                            60325 Frankfurt
                            The Federal Republic of
                            Germany

                                  EXHIBIT INDEX

Exhibit 1: Joint Filing Agreement

Exhibit 2: Note and Warrant Purchase Agreement, dated as of October 17, 2003, by and between Pac-West Telecomm, Inc. and Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor*

Exhibit 3: Registration Rights Agreement, dated December 19, 2003, by and among Pac-West Telecomm, Inc. and Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor**

Exhibit 4: Pac-West Telecomm, Inc. Warrant to Purchase Shares of Common Stock issued to Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor**

Exhibit 5: Payoff Letter and Release, dated December 17, 2004, from Deutsche Bank AG-London, acting through DB Alternative Trading Inc., and Deutsche Bank Trust Company Americas to Pac-West Telecomm, Inc.






------------------
* Previously filed as an exhibit to Form 8-K filed by the Company on October 21, 2003 and incorporated by reference in this Statement.

** Previously filed as an exhibit to Form 8-K filed by the Company on December 22, 2003 and incorporated by reference in this Statement.